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Ionic Wearables

Ionic Wearables is a game-changing wearable tech company launching 2 innovative brands positioned to disrupt 2 multi-billion dollar industries: BRN – the world's first "wearable weight loss" apparel brand and Oshun – the world's first "sexual wellnessR ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



The Story of Incrediwear

Raised	Days Left
$0	70



Launch — $9,995.55 Min — $4,999,995 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Overview:



IONIC WEARABLES
A game-changing new chapter in functional apparel and wearable tech.

INCREDIWEAR'S TECH BACKGROUND
Ionic Wearables is 1/3rd owned by Incrediwear Capital Partners Inc. Over 15 years, Incrediwear has become a successful, science-based wearable technology company achieving game-changing efficacy and global adoption at the highest levels in pro sports, medical and surgical institutions, and even world-renowned music celebrities.
SCIENCE
Incrediwear functional fabric technology incorporates textile-infused semiconductor elements that release mid and far range infrared waves as well as negative ions when stimulated by body heat. These infrared waves activate cellular vibrations through energy transfer to the intracellular water, resulting in increased blood flow. This increased circulation brings:
MORE OXYGEN AND NUTRIENTS TO CELLS
REDUCES INFLAMMATION AND SWELLING
REDUCES PAIN
IMPROVES MOBILITY
INCREASES CALORIC BURN
RELEASES NEGATIVE IONS
PRODUCES IR WAVES
IONIC WEARABLES

Focus of the Raise:

For this raise, Ionic Wearables is strategically directing attention towards their two groundbreaking ventures: BRN and Oshun.

Ionic Wearables aims to leverage this raise to accelerate the development and market penetration of BRN and Oshun. With a solid foundation established through Incrediwear, Ionic Wearables is poised to redefine the landscape of intimate apparel with Oshun and revolutionize weight management with BRN. Investors are invited to be part of these groundbreaking ventures!

The next chapter of the Incrediwear functional fabric is to launch niche-targeted apparel brands through Ionic Wearables in high-dollar industries where customers are ready to spend money on new, innovative solutions.
WE INVITE YOU TO JOIN US ON OUR JOURNEY WITH:
BRN
The world's first true* "wearable weight loss" apparel brand
OSHUN
The world's first "wearable sexual wellness" apparel brand
IONIC WEARABLES

Security Type:

Equity Security

Price Per Share

$5.55

Shares For Sale

900,900

Post Money Valuation:

TBD

Investment Bonuses!

Time-Based Bonus Incentives:

Super Early Bird Bonus:

– Invest within the first 7 days of this Regulation Crowdfunding offering and receive a 20% discount on the share price.

Early Bird Bonus:

– Invest within the 30 days of this Regulation Crowdfunding offering and receive a 10% discount on the share price.

Last Chance Bonus:

– Invest within the first 60 days of this Regulation Crowdfunding offering and receive a 5% discount on the share price.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

December 31, 2024

That's right...With our high-tech, semiconductor-infused, functional fabric, we are the **first company in history** launching **2 apparel brands** targeting **2 of the biggest industries** in the world with **products never before available** on the market.

We are disrupting BOTH MULTI-BILLION DOLLAR INDUSTRIES with research-backed, semiconductor-infused fabric that already has been proven over 15 years of research and adopted by the world's top pro sports teams and medical institutions.

We are LAUNCHING TWO NEW BRANDS leveraging the Incrediwear technology in 2 massive MULTI BILLION DOLLAR industries.

Apparel Brand #1 – WEIGHT LOSS:



a) Why does our tech help people lose weight?
 – As mentioned above, when our semiconductor infused fabric emits infrared waves and negative ions, it triggers cellular vibrations that increase blood flow and circulation. When cells are stimulated and more blood is moving through tissues, a natural side effect is that caloric burn and metabolic rate increase. Increasing metabolic rate and caloric burn are essentially to burning fat and losing weight.
b) How big is the industry opportunity?
 – The weight loss industry will be worth over $405B by 2030
 – NEVER before has there been an apparel brand that burns calories while you wear clothes.
 – We will be the first "Wearable Weight Loss" brand in history to provide every-day clothing that burns calories simply when worn.
c) We call our brand BRN (like "burn"), because our shirts and pants help people BURN more calories.
d) We'll also sell bed sheets and pajamas so **PEOPLE CAN BURN CALORIES WHILE THEY SLEEP!!!**
e) Finally, we will launch the **BRN Smart Ring which will be the first smart ring in history dedicated to weight loss.**
 – Our ring technology tracks key weight loss biomarkers like caloric burn, body mass, and we're developing blood sugar monitoring as well.
 – The smart ring industry is due to reach $619M by 2031 and is growing at a rapid **17.71% CAGR.****

Apparel Brand #2 – SEXUAL WELLNESS



a) Why does our tech help people with sexual health?
 – Again, our high-tech, semiconductor-infused fabric increases blood flow. In fact, you can see it happen under a capillary microscope (please watch our video and you can see recorded footage of blood flow moving faster because of our fabric). It comes as no surprise that when you increase blood flow in the "intimate" regions of the body, magical things can happen.
 – For both men and women, increased blood in our intimate anatomy boosts sexual wellness.
  For men, we're sure you understand what effect you're referring to.
  And for women, we can increase sensation, wetness, and arousal. We even just completed a trial where our products helped reduce menstrual cramp pain dramatically.
b) How big is the industry opportunity?
 – The sexual wellness industry will be worth over $110B by 2030.
 – NEVER BEFORE has there been an apparel brand that can help with sexual performance and satisfaction.
c) We call our sexual wellness brand Oshun, because our tech helps optimize the natural flow of sexual arousal and satisfaction for both men and women.
d) Oshun will be the first brand in history to provide underwear, pajamas, and bed sheets that enhance sexual life.

Through these 2 new brands, Ionic Wearables will have a diversified portfolio enabling us to attempt to drive significant market share in 2 of the top industries in the world.

The weight loss and sexual wellness industries:

Minimum Investment Amount:

$499.50

Target Offering Range:

$9,995.55-$4,999,995

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

The weight loss and sexual wellness industries:

- Have a clear "problem" with customers willing to pay lots of money for innovative products that provide solutions
- Are ideal for recurring revenue because weight loss and sexual wellness are industries that customers spend money on continuously
- Are ideal for high lifetime revenue from customers, because we can sell a wide range of supporting products
  - Supplements (for both weight loss and sexual health)
  - Information products (digital products offering guidance to improve both weight loss results and sexual wellness)
  - Joint venture partnerships with other aligned brands
  - App revenue from our BRN smart ring which will be the first smart ring in history focused on optimizing weight loss

Our tech is not just game-changing, it's HISTORY-MAKING!

Our functional fabric tech, licensed from *Incrediwear*, is so effective, it's used in the pro sports world by:

- – EVERY NFL team
- – EVERY NBA team
- – Nearly every MLB team
- – Nearly every MLS team
- – Nearly every NHL team
- – Many teams in the EPL in the UK
- – Many teams in La Liga in Spain
- – Many teams in the Bundesliga in Germany
- – Many Olympic teams (including **Team USA**) across the globe.



In the highest tiers of the medical world, our technology, licensed from *Incrediwear*, is used by:

- – The Mayo Clinic
- – Johns Hopkins
- – Shriners Hospital
- – Andrews Institute
- – and over 300 total surgical centers and clinics



What makes Ionic Wearables' scientific fabric and clothing so effective and revolutionary?

The science behind our technology comes from our sister company and co-owner, Incrediwear. Incrediwear technology infuses optimal semiconductor elements into high-tech fabric that is then made into wearable products. These semiconductor elements release mid and far-range infrared waves and negative ions upon activation by body heat. The infrared waves penetrate muscles and joints and transfer energy into the intra-cellular fluid of our body which trigger cellular vibrations that then increase blood flow and blood circulation. This increased circulation helps bring more oxygen and nutrients to cells and tissues, reducing inflammation and swelling, relieving pain, restoring mobility, speeding recovery, and optimizing the body's natural healing and balancing process..

****https://www.linkedin.com/pulse/smart-ring-market-analysis-upcoming-rtu0f

Problem

1. Oshun

Oshun stands at the forefront of sexual wellness, introducing a paradigm shift in intimate apparel. **In a market lacking meaningful apparel brands addressing sexual wellness through functional fabric**, Oshun emerges as a disruptor, offering a class of products designed to enhance sexual intimacy like never before. This unique approach positions Oshun in a league of its own, setting the stage for unprecedented success.

Currently, the only options consumers have to enhance sexual wellness are:

- Nutritional supplements
- Pharmaceutical products
- Invasive surgeries

Oshun will be the world's **FIRST AND ONLY** micronized semiconductor infused apparel with science-based and research-backed efficacy to assist with sexual wellness.

This creates a prime opportunity for investors to be part of a venture that not only addresses this gap but also diversifies revenue streams through innovative products like supplements, high-end aligned sexual pleasure products, and information guides. By investing in Oshun, backers contribute to the growth of a disruptive force in the sexual wellness industry that combines cutting-edge technology with intimate lifestyle products.

PROBLEM - SEXUAL WELLNESS
The sexual wellness industry also has not seen meaningful innovation for many years.
Arguably, for men, drugs like Viagra and Cialis were game-changers. However, those drugs have problems:
They are for single-use intent and not focused on wholistic, long-term health.
They are not effective for women who equally have challenges with sexual readiness and arousal.
As with any pharma product, drugs like Viagra and Cialis come with unwanted side effects.
IONIC WEARABLES
NOT EFFECTIVE FOR WOMEN
FOR SINGLE USE
UNWANTED SIDE EFFECTS

2. BRN

In a market saturated with weight loss companies, **BRN brings a distinct edge with its use of semiconductor-infused functional fabric technology** that triggers blood flow and cellular activity, leading to increased caloric burn at rest. This differentiation is not only game-changing, but it's history-making, positioning BRN as an attractive prospect for investors seeking innovation in the weight loss sector.

Despite the vast array of companies in the weight loss market, **there is not a single business incorporating functional fabric technology into wearables to enhance weight loss results.**

The only current options for people across the world trying to lose weight are:

- Pharmaceutical drugs (with unwanted side effects)
- Costly weight-loss membership programs
- Un-exciting diet programs

BRN addresses this gap by leveraging substantial scientific research that demonstrates how increased blood flow correlates to increased metabolism. **BRN will be the first "wearable weight loss" brand in history!**

PROBLEM - WEIGHT LOSS
The weight loss industry has not seen meaningful innovation for decades.
Even after hundreds of billions of dollars spent across the world with arguably billions of people across history looking for help, the most broadly adopted solutions are still:
DIETING
COSTLY WEIGHT LOSS PROGRAMS
PHARMACEUTICAL DRUGS
Even the recently mass-adopted Ozempic and Wegovy drugs are wrought with side effects:
• Nausea (in about 15% to 20% of users)
• Vomiting (5% to 9%)
• Diarrhea (8%)
• Stomach-area pain (6% to 7%)
• Constipation (3% to 7%)
EXCESSIVE DIETING
COSTLY WEIGHT LOSS PROGRAMS
PHARMACEUTICAL DRUGS
IONIC WEARABLES

Solution

"Functional fabric that increases blood flow"

That is the Ionic Wearables' solution to the problems facing (a) the weight loss industry and (b) the sexual wellness industry – our proprietary functional fabric infused with nano-particle semiconductor elements.

Our science is powerful. When semiconductor elements in our clothing are activated by body heat, they release mid and far range infrared waves as well as negative ions. This results in an absorption of energy in the intercellular fluid of our body which triggers cellular vibrations. These vibrations increase blood flow as well as other positive benefits: decreased inflammation, decreased swelling, increased uptake of oxygen and nutrients in cells, and increased lymphatic function.

And for BRN and weight loss, increased blood flow and cellular activity means increased metabolism and caloric burn.

For Oshun and sexual wellness, increased blood flow in the intimate regions of the body means more sensation, arousal, and satisfaction for both men and women.

1. Oshun

Oshun is introducing a class of products designed to enhance sexual intimacy in a way that has never been done before. The solution lies in **Oshun's commitment to filling the existing gap in the market**. By leveraging functional fabric technology, Oshun plans to be a class of its own, providing a comprehensive range of products that go beyond traditional offerings. The inclusion of revenue drivers such as supplements, high-end aligned sexual pleasure products, and information guides ensures a diversified income stream, making Oshun an attractive investment opportunity. Backers will play a crucial role in supporting a venture that not only introduces groundbreaking products but also contributes to the evolution of sexual wellness and satisfaction.


SOLUTION
For the first time in history, Ionic Wearables is launching 2 new brands using game-changing functional fabric technology to offer disruptive solutions in both the weight loss and sexual wellness industries.
OUR SECRET:
FABRIC THAT
INCREASES BLOOD FLOW
Over the past 15 years, our partner and co-owner - Incrediwear Inc - developed elemental semiconductor-infused fabric that dramatically accelerates circulation in blood vessels.
FOR WEIGHT LOSS...
Multiple studies show how increased circulation naturally increases caloric burn and metabolic rate.
FOR SEXUAL WELLNESS...
It is common knowledge that increasing blood flow to the intimate regions of the body results in increased sexual sensation and satisfaction. This applies to both men and women.
IONIC
WEARABLES

2. BRN:

While the weight loss market is crowded, **BRN differentiates itself by introducing wearables designed for specific body regions, optimizing blood flow and effectively burning fat.** The solution lies in **BRN's commitment to innovation and differentiation.** By incorporating the proven link between increased blood flow and metabolism, BRN not only addresses a critical gap in the weight loss market but also positions itself as a unique player with substantial industry attention. Beyond wearables, BRN plans to monetize its customers through supplements, monthly weight loss app subscriptions, and information guides, creating a comprehensive and sustainable investment opportunity.


NICHE BRAND #1: WEIGHT LOSS
This is the first time in history that a brand will sell clothes that burn calories through functional fabric*.
We can only guess at the many many people around the world will want to wear shirts and pants that naturally increase their metabolism. And...weight loss apparel that looks good and feels good too!
We invite you to invest and join us in discovering exactly how big our sales will be.
PATENTED FUNCTIONAL FABRIC TECHNOLOGY THAT BURNS CALORIES
SHIRTS & PANTS THAT INCREASE METABOLIC RATE
25 YEARS OF AFFILIATE RELATIONSHIPS POISED TO BUILD A MASSIVE NETWORK OF AFFILIATE PARTNERS
15 YEARS OF SCIENTIFIC RESEARCH AND PROVEN EFFICACY
ADOPTION AND RECOGNITION BY THE MOST ELITE SPORTS TEAMS AND MEDICAL INSTITUTIONS ACROSS THE WORLD
CLOTHES THAT INCREASE METABOLISM
BRN
FABRIC THAT BURNS CALORIES

Business Model

1. BRN:

BRN's revenue streams extend beyond innovative wearable tech apparel sales, encompassing also **supplements, monthly weight loss app subscriptions, and information guides.**


NICHE BRAND #1: WEIGHT LOSS
In addition to selling apparel, BRN will work to monetize our customers by building several other revenue drivers. For example:
CONSUMABLES
Nutritional supplements supporting weight loss
Beverages
Strategic joint-venture product partnerships
Note, a focus on consumables sales is to drive customers to join monthly subscription programs, generating on-going, recurring revenue.
INFORMATION PRODUCTS & TELEMEDICINE
Fitness examples: 6-pack abs series, healthier cooking series, HIT workout series, etc
Diet/nutrition examples: Keto diets, Paleo diets, etc
BRN
BRN
IONIC
WEARABLES

This comprehensive approach ensures diversified monetization avenues for investors, highlighting BRN's commitment to sustainable growth. By incorporating proven scientific principles into weight loss solutions, BRN positions itself as a unique player in the industry, and has incorporated multiple revenue streams into their business model.

2. Oshun:

The business model for Oshun involves not only selling innovative wearable tech apparel but also strategically integrating diverse revenue drivers. These include supplements, high-end aligned sexual pleasure products, and information guides, creating a holistic approach to sexual intimacy enhancement. Beyond traditional apparel sales, the supplementary revenue streams underscore Oshun's commitment to long-term sustainability and growth. By diversifying income sources, Oshun offers investors an opportunity to be part of a venture that goes beyond conventional boundaries, pioneering a new standard in the sexual wellness industry.

NICHE BRAND #2: SEXUAL WELLNESS
Ionic Wearables has a signed exclusive agreement with Incrediwear to license the IP using their tech in the sexual wellness industry.
In addition to selling wearables, Oshun will work to monetize our customers through other revenue drivers:
SUPPLEMENTS
Note, one of our supplements in development is a custom-made Ayurvedic powder based on a formula translated from the original Sanskrit from thousands of years ago.
HIGH-END ALIGNED SEXUAL/PLEASURE PRODUCTS
INFORMATION PRODUCTS
For example: a series on sexual enhancement for men, a series on sexual enhancement for women, a series on intimacy and sexual enhancement for couples.
OSHUN
IONIC WEARABLES

NICHE BRAND #2: SEXUAL WELLNESS
Ionic Wearables has a signed exclusive agreement with Incrediwear to license the IP using their tech in the sexual wellness industry.
MARKETING & SALES WILL BE ENHANCED BY:
1 SEXUAL WELLNESS INFLUENCERS AND DOCTORS:
- For example, Dr. Jennifer Berman who has appeared twice on Conan O'Brien's TV show.
2 PARTNERSHIPS WITH STRATEGIC CELEBRITIES:
- We are networked with many A and B list celebrities.
3 A CUSTOM-MANAGED NETWORK OF HUNDREDS OF SUPER AFFILIATES:
- Note, Sexual wellness is one of the top 3 niches amongst super affiliates.
4 MARKETING ON ADULT TRAFFIC WEBSITES:
- Adult traffic accounts for 30%+ of ALL internet traffic across the world.
- We can drive very high traffic through adult sites at very low cost, and sexual wellness underwear is a perfect product for this audience.
OSHUN
IONIC WEARABLES

Market Projection

The two industries we are targeting are:

1. WEIGHT LOSS: The industry is huge, **AND OBESITY IS A GLOBAL EPIDEMIC** affecting the entire world that (despite new drug options) is only GETTING WORSE!!! An innovative solution is direly needed.

a) The global weight loss market size is predicted to reach **$405B by 2030**

b) The statistics on **USA and Global weight loss are shocking**:

- **41.9% of people in the USA** are obese today*
- By 2030, nearly **50% of Americans will be obese****
- By 2035, **OVER 50% of the WORLD WILL BE OBESE** (a staggering 4 billion people), and the negative health impacts of obesity are predicted to cost the world over $4 trillion***.

2. Sexual Wellness: Sexual health is now a widely accepted and engaged topic with demand from both men and women for innovative products

a) The sexual wellness market size is predicted to reach **$247B by 2032*******

b) For women, a 2023 KcKinsey & Co survey showed that **sexual wellness products** are the **#2 most popular health product******** purchased by women.

1. Oshun

The potential for Oshun's success is underlined by the robust market projections for the sexual wellness industry, which is expected to reach a staggering **$110 billion by 2030.** Particularly, the female sexual wellness market (where Oshun will carve half of its market share) shows significant promise with the lingerie industry growing at a Compound Annual Growth Rate (CAGR) of 8.4%, projected to reach **$132 billion by 2028.** This aligns with the broader growth trend in the general feminine sexual well-being space, providing a substantial market opportunity for Oshun.


NICHE BRAND #2: SEXUAL WELLNESS
The sexual wellness industry is due to reach $244B by 2032
$247B
BY 2032
The sexual wellness market size was valued at $114B in 2022 and is expected to reach $247B by 2032 growing at a CAGR of 8.7%.
2ND
LARGEST PRODUCT GROUP
For women's sexual wellness, an Aug 2023 survey from McKinsey & Co found that sexual wellness products are the second largest product group that women purchase.
2ND LARGEST PRODUCT GROUP!
OSHUN
GROWING AT A CAGR OF 8.7%
SEXUAL WELLNESS MARKET SIZE
IONIC WEARABLES

2. BRN

The weight loss industry is projected to surpass $400 billion by 2030, underscoring the substantial market opportunity for BRN. As the world's first "Wearable Weight Loss" brand, we plan to disrupt this huge multi-billion dollar market and take significant market share. The market projections highlight the immense potential for BRN to capitalize on a growing sector where innovation is key. The significant market size reinforces the confidence in BRN's unique wearable tech positioning, setting it apart from competitors in the weight loss market.


WEIGHT LOSS MARKET STATS
$405B
BY 2030
The global weight loss market size was valued at $224B in 2021 and is predicted to grow to over $405B by 2030 at a CAGR of 6.84%.
51%
OBESE POPULATION
A March 2023 report from the World Obesity Atlas predicts that over 4B people across the globe will be clinically obese by 2035 - over 51% of the world population.
By 2035, over 50% of the world is predicted to be obese!
4B
OBESE PEOPLE
Obesity is a massive global health crisis with many negative downstream affects on population health including diabetes, cardiovascular disease and more...
$4T
OBESITY COSTS
Healthcare costs from obesity-related diseases are staggering: "The total cost of treating illnesses related to obesity will be an estimated $4 trillion per year, which is about how much the COVID-19 pandemic cost the world in health care expenses in 2020."
BRN
WEIGHT LOSS INDUSTRY EXPECTED TO REACH $405B BY 2030!
GLOBAL WEIGHT LOSS MANAGEMENT MARKET SIZE
CAGR 6.84% (2022-2030)
IONIC WEARABLES

*https://www.cdc.gov/obesity/php/data-research/adult-obesity-facts.html#:~:text=The%20prevalence%20of%20obesity%20among,Behavioral%20Risk%20Factor%20Surveillance%20System.

**https://www.ncbi.nlm.nih.gov/search/research-news/7943/

***https://www.worldobesity.org/news/economic-impact-of-overweight-and-obesity-to-surpass-4-trillion-by-2035

****https://www.linkedin.com/pulse/smart-ring-market-analysis-upcoming-rtu0f

https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2879283/
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2879283/#:~:text=Obesity%20is%20at%20epidemic%20proportions%20in%20the%20United%20States%20and%20in%20other%20developed%20and%20developing%20countries.

*****https://www.marketresearchfuture.com/reports/sexual-wellness-market-7328

******https://www.mckinsey.com/featured-insights/sustainable-inclusive-growth/chart-of-the-day/womens-wellness-market-poised-for-growth

Competition

1. Oshun

MAGMA only has one true competitor: All Citizens Apex III. The All Citizens Apex III uses a functional fabric with embedded silver, but the added element is for odor reduction. And the Apex III also has an anti radiation element which they claim to protect fertility and maintain testosterone, however, **there is no reference to any science to back this claim.**



COMPETITIVE ANALYSIS:
SEXUAL WELLNESS APPAREL
Looking at marketing to both men and women, Oshun will be in a class all its own as a new apparel line in sexual wellness and sexual satisfaction. There are currently no meaningful apparel brands with functional fabric targeting sexual wellness through increased blood flow in the intimate anatomy. There are men's products with embedded magnets or tourmaline, but they have poor reviews and suspect science.
In the female sexual wellness market, we not only are encouraged by the lack of competition, but also by the general growth in the industry. The lingerie industry is growing at a CAGR of 8.4% reaching $132B by 2028 with similar growth in the general feminine sexual well-being space.
MARIIA TARAKANOVA, MARKETING DIRECTOR OF RECKITT'S INTIMATE WELLNESS EXPLAINS:
"For decades, the female intimate care category was dominated by medicinal-inspired brands until the emergence of several disruptive brands around 5-7 years ago; e.g., the Honey Pot, Queen V, Love Wellness, L., Olly and Lola. Such brands are driving premiumization via emotional positioning and novel formulas, empowering women to embrace intimate wellness and to apply beauty trends to intimate wellness products."
OSHUN
REAL APPAREL SCIENCE
$132B LINGERIE INDUSTRY BY 2023
SUMMARY
Oshun intends to be a disruptive player in the industry with the world's first women's and men's underwear and apparel products with functional fabric that stimulates sexual and sensual arousal.

2. BRN

BRN has three main competitors:

1. Sauna Suits: There are a handful of brands who promote "sauna suits" as apparel to help lose weight. However, the primary reduction in weight is not from caloric burn but from water being burned off from sweat. BRN will be the first apparel brand in the world to have science showing that our semi-conductor embedded fabrics increase metabolism and burn calories WITHOUT need for exercise and without the false impression of weight loss from sweat.

2. Knachohel Eleysty Ionic Fiber: Knachohel offers a weight loss, high-waist short pants embedded with graphene and tourmaline which they claim also emits infrared waves (similar to BRN messaging). Knachohel appears to market only on sites like Amazon and Ebay, and their product has clues that this is a Chinese company (very low price, product images are tell-tale, no US or EU corporate site that we've yet seen). The company also appears to show no in-house conducted scientific research.

3. Cold Apparel: Other brands use cooling as a method to promote weight loss. The simple science behind this approach is that when the body is cold, it naturally increases metabolism to try and maintain proper core body temperature. The science is legitimate, however, the user experience is uncomfortable, arguably niche, and not practical for daily apparel wear.



COMPETITIVE ANALYSIS:
WEIGHT LOSS APPAREL
1 SAUNA SUITS
Some sauna suit brands to review are:
• HotSuit • ShredSkinz • HavoBusa
2 NEAT (NON-EXERCISE ACTIVITY THERMOGENESIS)
3 KNACHOHEL ELEYSTY IONIC FIBER
• Knachohel on Amazon
4 COLD APPAREL
Some cooling wearable brands to review are:
• Cold Shoulder Weight Loss
• Cool Fat Burner
BRN
SUMMARY
Even with the vast array of companies competing in the weight loss market, we have not found a company with functional fabric which triggers blood flow and cellular activity that increases caloric burn at rest. We are confident that our differentiation will draw significant industry attention.
IONIC WEARABLES

Traction & Customers

1. BRN Customer Acquisition Strategy:

To gain customers and traction in this competitive space, BRN is strategically focusing on **influencers, celebrities, and a massive global network of super affiliates.** BRN intends to leverage the credibility and reach of weight loss influencers and celebrity partnerships, tapping into audiences actively seeking effective and innovative weight loss solutions. The custom-managed network of super affiliates adds an extra layer of outreach, engaging with diverse online communities interested in health and fitness. This multifaceted approach aligns with BRN's goal of becoming a standout player in the weight loss industry.



FINANCIAL MODELING
With our game-changing functional fabric in a market currently void of similar products, along with a close network of many celebrity and affiliate partnerships as well as global distribution at our fingertips, we predict aggressive growth.

	YEAR 1	YEAR 2	YEAR 3	YEAR 4
Revenue	$9.2M	$39.9M	$91.1M	$155M
Costs	-$14.4M	-$46.3M	-$92.2M	-$149M
Net Income	-$5.2M	-$6.4M	-$1.1M	$6.9M
Net Margin	-57.2%	-16%	-1.2%	4.4%

BRN
GOAL TO ACHEIVE AGGRESSIVE GROWTH
CELEBRITY & AFFILIATE NETWORKS TO POWER AWARENESS
IONIC WEARABLES

Disclaimer: The revenue figures presented are projected estimates based on current data and assumptions. These projections are not guaranteed and may vary. Actual results may differ materially from those expressed or implied in the forward-looking statements. Investors should conduct their own due diligence and consider all risks before making an investment.

2. Oshun Customer Acquisition Strategy:

Oshun's strategy for customer acquisition involves targeting key segments through influential channels. We plan to gain customers and traction by leveraging the power of **sexual wellness influencers, partnerships with celebrities, and a custom-managed network of thousands of super affiliates. Oshun's intention is to create a class of its own in the sexual wellness industry,** and this customer acquisition strategy aligns with their goal to establish a strong presence through influential partnerships and strategic marketing.



FINANCIAL MODELING
With our game-changing functional fabric in a market currently void of similar products, along with a close network of many celebrity and affiliate partnerships as well as global distribution at our fingertips, we predict aggressive growth.

	YEAR 1	YEAR 2	YEAR 3	YEAR 4
Revenue	$9.2M	$39.9M	$91.1M	$155M
Costs	-$14.4M	-$46.3M	-$92.2M	-$149M
Net Income	-$5.2M	-$6.4M	-$1.1M	$6.9M
Net Margin	-57.2%	-16%	-1.2%	4.4%

BRN
GOAL TO ACHEIVE AGGRESSIVE GROWTH
CELEBRITY & AFFILIATE NETWORKS TO POWER AWARENESS
IONIC WEARABLES

Disclaimer: The revenue figures presented are projected estimates based on current data and assumptions. These projections are not guaranteed and may vary. Actual results may differ materially from those expressed or implied in the forward-looking statements. Investors should conduct their own due diligence and consider all risks before making an investment.

Investors



FUNDING ROUND
Ionic Wearables is raising $10M in funding to power several critical aspects of the BRN and Oshun brands.
USE OF FUNDS:
INVENTORY PRODUCTION
BUILD OUT OF SALES TEAMS & MARKETING CHANNELS
NEW PRODUCT DEVELOPMENT
CELEBRITY AND INFLUENCER PARTNERSHIPS
GENERAL OPERATIONS EXPENSES
EXPANSION OF HUMAN CAPITAL
ADDITIONAL RESEARCH AND FUNCTIONAL PATENTS TO LOCK IN MORE IP
WEIGHT LOSS APP DEVELOPMENT
INTERNATIONAL EXPANSION
IONIC WEARABLES

Ionic Wearables is raising $5,000,000 through this Regulation Crowdfunding offering and the remaining $5,000,000 through other means.

Terms

Up to $4,999,995 in Class B Non-Voting Common Stock at $5.55 per share with a minimum target amount of $9,995.55.

Offering Minimum: $9,995.55 | 1,801 shares of Common Stock
Offering Maximum: $4,999,995 | 900,900 shares of Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $5.55 Per Share
Minimum Investment Amount (per investor): $499.50

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $499.50. The Company must reach its Target Offering Amount of $9,995.55 by October 30, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

***Company's Repurchase Option.**

a) The Company shall, for a period of ten (10) years from date that the Securities are issued to the Purchaser hereunder (the "Repurchase Period"), have an irrevocable option (the "Repurchase Option") to repurchase all or any portion of the Securities held by the Purchaser for an amount equal to (i) 1.5X the price per share paid by the Purchase under this Subscription Agreement if the Repurchase Option is exercised within the first three (3) years of the Repurchase Period, (ii) 2X the price per share paid by the Purchase under this Subscription Agreement if the Repurchase Option is exercised in years three (3) to five (5) of the Repurchase Period, and (iii) 3X the price per share paid by the Purchase under this Subscription Agreement if the Repurchase Option is exercised in years five (5) to ten (10) (in each case, the "Repurchase Price").

b) The Company may exercise its Repurchase Option by delivering written notice to the Purchaser of its intention to do so at any point during the Repurchase Period, specifying the number of Securities it intends to repurchase (the "Repurchase Notice"). If the Company delivers the Repurchase Notice during the Repurchase Period, then the Purchaser shall sell, and the Company shall purchase, the number of Securities designated within the Repurchase Notice. The Company shall satisfy its payment obligation to the Purchaser with respect to exercise of the Repurchase Option by delivering a check to the Purchaser in the amount of the aggregate Repurchase Price for the Securities being repurchased. Purchaser shall execute such purchase and sale agreements, consents, and other conveyance documents as the Company may reasonably require to consummate the repurchase of the Securities as provided in this Section 8 and, at the closing thereof, shall deliver any certificates evidencing the Securities (endorsed in favor of Company) to the Company, accompanied by duly executed stock powers, as needed, free and clear of all encumbrances and liens of any kind (other than those imposed by this Agreement). As a result of any repurchase of Securities pursuant to this Section 8 and notwithstanding anything to the contrary in this Agreement, the Company shall become the legal and beneficial owner of the repurchased Securities and shall have all rights and interest therein or related thereto, and the Company shall have the right to transfer to its own name, cancel, and/or retire any or all Securities without further action by the Purchaser.

c) In the event that the Repurchase Option is exercised or deemed exercised, the sole right and remedy of the Purchaser thereafter shall be to receive the Repurchase Price, and in no case shall the Purchaser have any claim of ownership as to any repurchased Securities.

d) The Company in its sole discretion may assign all or part of the Repurchase Option to one or more employees, officers, directors or stockholders of the Company or other persons or organizations

Time-Based Incentives (Discount applied at time of investing):

Super Early Bird Bonus: Invest within the first 7 days of this Regulation Crowdfunding offering and receive a 20% discount on the share price.

Early Bird Bonus: Invest within the 30 days of this Regulation Crowdfunding offering and receive a 10% discount on the share price.

Last Chance Bonus: Invest within the first 60 days of this Regulation Crowdfunding offering and receive a 5% discount on the share price.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Every company wants investors to think that their business is the opportunity of a lifetime.
In the case of Ionic Wearables...
...it is.
IONIC WEARABLES

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview   Team   About   Communication Channel   Updates



Blake Luvon
Founder & CEO
Background
25+ years in entrepreneurship and business development



Joe Wallace
Founder & COO
Background
30+ years in entrepreneurship and business development



Jackson Corley
Chairman of the Board
Background
Inventor of Incrediwear funcional fabric

Overview   Team   About   Communication Channel   Updates

Company Name
Ionic Wearables

Location
**251 Little Falls Dr.
Wilmington, Delaware 19808**

Number of Employees
5

Incorporation Type
C-Corp

State of Incorporation
DE

Date Founded
October 4, 2023

[Company Website]